UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Boqii to Announce Fiscal 2024 First Half Unaudited Financial Results on December 20, 2023

Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China will release its unaudited financial results for the first half ended September 30, 2023, before the U.S. market opens on Wednesday, December 20, 2023.

Boqii’s management will hold an earnings conference call to discuss the financial results at 8:00 AM on Wednesday, December 20, 2023, U.S. Eastern Time (9:00 PM on Wednesday, December 20, 2023, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using the numbers below.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	1075217

A replay of the conference call may be accessed by phone at the following numbers until December 27, 2023.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	7400342

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this document is as of the date hereof, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By	:	/s/ Yingzhi (Lisa) Tang
Name	:	Yingzhi (Lisa) Tang
Title	:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: December 15, 2023

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